UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number: 000-27572

LUMENIS LTD.
 (Translation of registrant’s name into English)

Yokneam Industrial Park, P.O. Box 240, Yokneam 2069204, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

LUMENIS LTD.

NOTICE OF SPECIAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON JANUARY 30, 2014

Yokneam, Israel
December 26, 2013

To the Shareholders of Lumenis Ltd. (“Lumenis”, the “Company”, “we” or “our”):

NOTICE IS HEREBY GIVEN that a Special General Meeting of Shareholders (the “Special General Meeting” or the “Meeting”) of Lumenis will be held at our executive offices at 6 Hakidma Street, Yokneam Northern Industrial Park, Upper Yokneam, Israel, on Thursday, January 30, 2014 at 11:00 a.m. (Israel time).

The agenda of the Special General Meeting will be as follows:

(1)           (a) Approval, subject to the consummation of the prospective public offering of our Ordinary B Shares (as defined below) (the “Offering”) and listing thereof on the NASDAQ Stock Market (the “Listing”), of the adoption of an amended and restated version of our Articles of Association (the “Articles”), pursuant to which, among other things:

i.
In order to facilitate the Offering, we will implement a dual class structure by creating a second class of ordinary shares, designated as ordinary B shares (“Ordinary B Shares”), which shall vote with and possess rights identical to those of our existing ordinary shares (“Ordinary Shares,” and collectively with Ordinary B Shares, “Shares” or “shares”).  The Shares of the Company to be offered and listed in the Offering and Listing will be Ordinary B Shares. The issued and outstanding Ordinary Shares shall automatically convert into, or be reclassified as (subject to determination by our board of directors (the “Board”)), Ordinary B Shares on a 1:1 basis (x) in their entirety, on the 181st day after the public offering date set forth on the final prospectus for the Offering (as may be extended under certain circumstances), or, if occurring sooner, (y) partially, on a pro rata basis, based on a decision by the Board.

ii.
We will amend the procedure under Article 26(b) of our current articles of association whereby shareholders of our Company may submit a request to add an item to the agenda of a general meeting of our shareholders.

iii.
We will delete the right of a 12% Group (as defined in Article 26(c) of our current articles of association) to nominate directors of our Company under Articles 26(c) and 41(c) of our current articles of association.

iv.
We will reduce, from 33.3% to 25%, the percentage of the voting power of our outstanding Shares present at a general meeting of our shareholders constituting a quorum under Article 28(b) of our current articles of association.

(b) As part of the approval described in paragraph (a) above, approval of a corresponding amendment to our Memorandum of Association that updates our authorized share capital as stated therein so as to conform with the corresponding provisions of the Articles.

(2)           Approval of our entry into a revised form of indemnification agreement with our directors and officers that reflects, in part, amendments to the Israeli Companies Law, 5759-1999 (the “Companies Law”) that have occurred since we adopted our current form of agreement (in the year 2006) and that otherwise updates the form to reflect current market practices in order to attract and retain our directors and officers.

(3)           Approval, pursuant to the Companies Law and subject to the consummation of the Offering and Listing, of an increase in the coverage limits under the insurance policy for our directors and officers.

(4)           Approval of our entry into an amendment to the Registration Rights Agreement, dated December 5, 2006, as amended by Amendment No. 1 thereto, dated June 25, 2009, to which we are party with certain of our shareholders (the “Holders”), in order to effect certain revisions as summarized in the proxy statement being delivered to all shareholders of the Company in connection with the Meeting.

(5)           Approval pursuant to the Companies Law (subject to a separate vote in the case of each of the below three categories of grantees) of separate option grants to purchase Shares to the following, respectively:

a.	our Chief Executive Officer, Ms. Zipora Ozer-Armon;

b.	the Chairman of our Board, Mr. Harel Beit-On; and

c.	our additional directors, Messrs. Yoav Doppelt, Arie Weisberg and Shlomo Yanai.

(6)           Approval of (a) an increase in the number of Shares reserved for issuance under our 2007 Share Incentive Plan (the “2007 Plan”) from 15,500,000 to 21,500,000; (b) an annual (“evergreen”) increase to the number of Shares available for grant under the 2007 Plan equal to the lesser of (i) 5,000,000 Shares, (ii) two percent (2%) of the outstanding Shares on the last day of the immediately preceding year and (iii) an amount determined by our Board (in each case, subject to adjustment in a corresponding manner to our overall capitalization described in Proposal 1 above (assuming approval of that proposal)); and (c) amendments to each of (i) our 2000 Share Option Plan, (ii) Israel 2003 Share Option Plan and (iii) the 2007 Plan to (x) amend the class of Shares issuable under those plans to enable the issuance of Ordinary B Shares and (y) make certain conforming changes to those plans.

Approval of each proposal above requires the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the proposal. The approval of each of Proposals 2, 3, 4 and 5 is also subject to satisfaction of one of the following, additional voting requirements:

•
the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in Lumenis.

The proposals and details with respect to the Meeting will be described more fully in a proxy statement that the Company will send to its shareholders of record, which we urge you to read in its entirety.  That proxy statement and a related proxy card will also be furnished to the Securities and Exchange Commission (SEC) in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at Lumenis’ website— at  http://www.lumenis.com/proxy_statement. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on January 6, 2014, at the registered office of the Company, 6 Hakidma Street, Yokneam Northern Industrial Park, Upper Yokneam, Israel, from Sunday to Thursday, 10:00 a.m. to 5:00 p.m. (Israel time).  Our telephone number at our registered office is +972-4-959-9000.

Shareholders of record at the close of business on December 31, 2013 are entitled to notice of, to participate in and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign a form of proxy and return it promptly in the pre-addressed envelope that will be provided, so as to be received not less than forty eight (48) hours in advance of the Meeting. No postage will be required if it is mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company. Shareholders who attend the Meeting in person may revoke their proxies and vote their Shares at the Meeting.

If your shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your Shares on how to vote your shares (including via www.proxyvote.com) or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

Joint holders of Shares in the Company should take note that, pursuant to our articles of association, the vote of the senior of joint holders of any Share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the Share, and for this purpose seniority will be determined by the order of registration of the joint holders in the register of shareholders.

By order of the Board of Directors, Harel Beit-On Chairman of the Board of Directors Zipora Ozer-Armon Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMENIS LTD.

Date: December 26, 2013	By:	/s/ William Weisel
Vice President, General
Counsel & Corporate Secretary